Paracap Corporation

424 West Bakerview Road #105-268

Bellingham, WA, 98226

Email: paracapcorp@gmail.com

March 25, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

RE: Paracap Corporation

Amendment No. 2 to Form 8-K

Filed March 19, 2014

File No. 0-51975

To Whom It May Concern:

In reply to your comment letter dated March 21, 2014.

Item 4.01 Changes in Registrant’s Certifying Accounts

Our Company is currently undergoing an interview process to select a new accountant that is registered with the PCAOB. Once the new accountant is selected, the Company will engage their services and file the appropriate Form 8-K. The new accountant will then re-audit the year ended July 31, 2006 as requested. We anticipate to have our Form 10-K filed September 26, 2013 amended within the next 45 days.

If you have any further questions or comments, please feel free to contact us at your convenience.

Sincerely,

Xing Cheng Yao

President